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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Accenture Ltd

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G1150G 11 1

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. G1150G 11 1	13 G	Page 2 of 11 Pages

1.	Names of Reporting Persons. Accenture SCA I.R.S. Identification Nos. of above persons (entities only). 98-0351796

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		67,690
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		67,690

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,690

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G1150G 11 1	13 G	Page 3 of 11 Pages

1.	Names of Reporting Persons. Accenture International SARL I.R.S. Identification Nos. of above persons (entities only). 98-0341118

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		67,690
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		67,690

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,690

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G1150G 11 1	13 G	Page 4 of 11 Pages

1.	Names of Reporting Persons. Accenture Finance (Gibraltar) Limited I.R.S. Identification Nos. of above persons (entities only). 98-0364840

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Gibraltar

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		457
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		457

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 457

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G1150G 11 1	13 G	Page 5 of 11 Pages

1.	Names of Reporting Persons. Accenture Holding GmbH I.R.S. Identification Nos. of above persons (entities only). 98-0351797

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		67,233
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		67,233

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,233

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G1150G 11 1	13 G	Page 6 of 11 Pages

1.	Names of Reporting Persons. Accenture Finance (Gibraltar) III Limited I.R.S. Identification Nos. of above persons (entities only). 98-0371509

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Gibraltar

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		67,233
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		67,233

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,233

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) CO

Item 1.

     (a)  Name of Issuer:

Accenture Ltd

     (b)  Address of Issuer’s Principal Executive Offices:

Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda

Item 2.

     (a)  Name of Person Filing:

The persons filing this Statement are (i) Accenture SCA, a Luxembourg partnership limited by shares (“SCA”), (ii) Accenture International SARL, a Luxembourg limited liability company (“SARL”), (iii) Accenture Finance (Gibraltar) Limited, a Gibraltar company (“AFGL”), (iv) Accenture Holding GmbH, a Swiss limited liability company (“AH”), and (v) Accenture Finance (Gibraltar) III Limited, a Gibraltar company (“AFGIIIL”). The Accenture Stock Employee Compensation Trust, a revocable grantor trust of which AFGL was the grantor, has been dissolved.

     (b)  Address of Principal Business Office or, if none, Residence:

For purposes of this filing, the address of the principal business office of (i) SCA and SARL is 1 rue Guillame Kroll, L-1882 Luxembourg; (ii) AFGL and AFGIIIL is 57/63 Line Wall Road, Gibraltar; and (iii) AH is Herrenacker 15, Schaffhausen, Switzerland.

     (c)  Citizenship:

See Item 4 of each cover page.

     (d)  Title of Class of Securities:

This information statement relates to the Class A common shares, par value $0.0000225 per share, of Accenture Ltd (the “Class A Common Shares”).

     (e)  CUSIP Number:

The CUSIP number of the Class A Common Shares is G1150G 11 1.

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

See Item 9 of each cover page.

     (b)  Percent of class:

See Item 11 of each cover page. For purposes of computing the percentage of outstanding Class A Common Shares beneficially owned by each reporting person, Class A Common Shares held by subsidiaries of Accenture Ltd are not treated as outstanding.

     (c)  Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

     Each of the filing persons expects to exercise its power to vote or direct the vote of the Class A Common Shares beneficially owned by it in a manner which will have no impact on the outcome of any vote of the shareholders of Accenture Ltd.

Item 5.    Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

By: /s/ Michael E. Hughes Name: Michael E. Hughes Date: February 13, 2004

ACCENTURE INTERNATIONAL SARL

By: /s/ Michael E. Hughes Name: Michael E. Hughes Title: Manager Date: February 13, 2004

ACCENTURE FINANCE (GIBRALTAR) LIMITED

By: /s/ Michael E. Hughes Name: Michael E. Hughes Title: Director Date: February 13, 2004

ACCENTURE HOLDING GMBH

By: /s/ Michael E. Hughes Name: Michael E. Hughes Title: Managing Director Date: February 13, 2004

ACCENTURE FINANCE (GIBRALTAR) III LIMITED

By: /s/ Michael E. Hughes Name: Michael E. Hughes Title: Director Date: February 13, 2004